Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Millstreet Capital Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-257775) of our report dated March 4, 2021, except for Note 2, as to which the date is July 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Millstreet Capital Acquisition Corp. as of December 31, 2020 and for the period from December 23, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

July 30, 2021